SEC FILE NUMBER 001-15669
CUSIP NUMBER 37247A102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gentiva Health Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

3350 Riverwood Parkway, Suite 1400

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30339-3314

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in Gentiva Health Services, Inc.’s (the “Company”) Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2014, the Company is in the process of restating its consolidated financial statements contained in the Company’s annual report for the year ended December 31, 2013 and its condensed consolidated financial statements contained in its quarterly report for the quarter ended March 31, 2014. On November 4, 2014, the Audit Committee of the Company’s Board of Directors determined, after consultation with the Company’s management and the Company’s independent auditors, Pricewaterhouse Coopers LLP, that, based on a recent review of the Company’s licensure accounting for closed or consolidated locations, the Company should have accounted for its licenses related to closed or consolidated locations differently. Historically, the Company had accounted for its indefinite-lived intangible assets related to closed or consolidated licenses on a pooled basis and did not write off license costs when individual locations were closed or consolidated. The Company has determined it should amortize the full license cost over the period of closure or consolidation.

The impact of the correction is expected to increase non-cash expenses by approximately $0.9 million in 2011, by approximately $4.6 million in 2013 and by approximately $1.1 million in the first quarter of 2014. The Company’s 2013 goodwill and other long-lived asset impairment charges will increase by approximately $1.9 million.

The Company does not expect the matters described above to have any effect on the Company’s revenues, adjusted EBITDA or adjusted income attributable to Gentiva shareholders or to have any impact on the Company’s cash position or cash flows. Furthermore, the Company does not expect the matters described above to affect the consummation of the merger transaction contemplated by the Agreement and Plan of Merger among the Company, Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc., dated as of October 9, 2014.

Because the Company is in the process of restating its financial statements as described above, the Company has not been able to complete its financial statements for the quarter ended September 30, 2014. The Company is committed to completing the restatement of its financial statements as soon as possible and expects to file its Form 10-Q for the quarter ended September 30, 2014 by November 14, 2014, which is within the 5 calendar day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric R. Slusser	(770)	951-6101
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Safe Harbor Statement

Certain statements contained in this form, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “assumes,” “trends” and similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company’s current plans, expectations and projections about future events. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following: general economic and business conditions; demographic changes; changes in, or failure to comply with, existing governmental regulations; the impact on the Company of healthcare reform legislation and its implementation through governmental regulations; legislative proposals for healthcare reform; changes in Medicare, Medicaid and commercial payer reimbursement levels; the outcome of any inquiries into the Company’s operations and business practices by governmental authorities; compliance with any corporate integrity agreement affecting the Company’s operations; effects of competition in the markets in which the Company operates; liability and other claims asserted against the Company; ability to attract and retain qualified personnel; ability to access capital markets; availability and terms of capital; loss of significant contracts or reduction in revenues associated with major payer sources; ability of customers to pay for services; business disruption due to severe weather conditions, natural disasters, pandemic outbreaks, terrorist acts or cyber-attacks; availability, effectiveness, stability and security of the Company’s information technology systems; ability to successfully integrate the operations of acquisitions the Company may make and achieve expected synergies and operational efficiencies within expected time-frames; ability to maintain compliance with its financial covenants under the Company’s credit agreement; effect on liquidity of the Company’s debt service requirements; and changes in estimates and judgments associated with critical accounting policies and estimates. For a detailed discussion of certain of these and other factors that could cause actual results to differ from those contained in this form, please refer to the Company’s various filings with the Securities and Exchange Commission, including the “Risk Factors” section contained in the Company’s annual report on Form 10-K for the year ended December 31, 2013.

Gentiva Health Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2014	/s/ Eric R. Slusser
Eric R. Slusser
Executive Vice President,
Chief Financial Officer and Treasurer